Exhibit 1.1

Dated             , 2004

Form of

GPC BIOTECH AG

– and –

GOLDMAN, SACHS & Co. oHG

– and –

LEHMAN BROTHERS INTERNATIONAL (Europe)

– and –

WESTLB AG

– and –

PACIFIC GROWTH EQUITIES, LLC

Agreement to Offer Shares for Subscription to Shareholders and for Sale to Other Investors

AGREEMENT TO OFFER SHARES FOR SUBSCRIPTION TO SHAREHOLDERS AND FOR SALE TO OTHER INVESTORS dated             , 2004

among

(1)	GPC BIOTECH AG (the “Company”),

and

(2)	GOLDMAN, SACHS & Co. oHG, LEHMAN BROTHERS INTERNATIONAL (EUROPE), WESTLB AG and PACIFIC GROWTH EQUITIES, LLC (with Goldman, Sachs & Co. oHG being the “Global Coordinator”, and together with Lehman Brothers International (Europe), WestLB AG and Pacific Growth Equities, LLC being the “Underwriters”, it being understood that for purposes of the German legal requirements under § 186(5) German Stock Corporation Act the term “Underwriter” shall not include Pacific Growth, which in this respect only assumes the economic position vis-à-vis the other underwriters and the Company in accordance with its underwriting percentage as set forth in the Underwriting Agreement (as defined below); and with WestLB AG being the “Rights Coordinator”).

RECITALS

(A)	The Company is a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany (“Germany”) and registered under docket number HR B 119555 and the name “GPC Biotech AG” with the commercial register (Handelsregister) of the Local Court (Amtsgericht) in Munich (the “Commercial Register”).

(B)	[As of the signing hereof, the share capital of the Company as registered in the Commercial Register amounts to Euro (“€”) 21,119,281. Pursuant to § 5(1) of the Company’s articles of association (the “Articles of Association”), as registered in the Commercial Register on , 2004, the share capital of the Company consists of 21,119,218 ordinary bearer shares (auf den Inhaber lautende Stückaktien), each with a portion of the share capital attributable to it (auf die einzelne Aktie entfallender anteiliger Betrag des Grundkapitals) of € 1.00 (the “Existing Shares”). The Existing Shares are issued and fully paid.]

(C)	Pursuant to § 5(5) and § 5(6) of the Articles of Association of the Company, the management board of the Company (the “Management Board”), with the approval of the supervisory board of the Company (the “Supervisory Board”), is authorized to increase the share capital of the Company in one or more tranches on or before April 30, 2005 and June 1, 2007, respectively, through the issue of new shares by up to Euro 3,533,805 and Euro 6,708,000 (corresponding to 3,533,805 and 6,708,000 shares respectively) against contributions in kind or cash. Of the Euro 3,533,805, Euro 1,740,382 are reserved for outstanding stock options. Both authorizations allow the exclusion of preemptive rights of the existing shareholders for up to 10 per cent. of the Company’s share capital.

(D)	The Company is contemplating an increase of the Company’s share capital of up to Euro [7,160,000] by issuing up to [7,160,000] ordinary bearer shares with no par value and full dividend entitlement since January 1, 2003 (the “New Shares”) as described below. The New Shares shall be offered for subscription to the Company’s existing shareholders (the “Rights Offering”). Those New Shares as to which preferential subscription rights (Bezugsrechte) have been excluded to avoid a fractional subscription ratio or as to which preferential subscription rights have not been exercised (the “Reoffer Shares”) and those Existing Shares which certain shareholders of the Company (the “Selling Shareholders”) are contemplating to offer (the “Old Shares”, and together with the New Shares the “Firm Shares”) as well as, to the extent the Over-allotment Option (as defined below) is exercised, the Optional Shares (as defined below), shall be offered in public offerings in the Federal Republic of Germany and the United States of America (“United States”) and in private placements to institutional investors outside of Germany and the United States (the “International Offering”, and together with the Rights Offering the “Global Offering”).

(E)	The Company has engaged the Underwriters to manage the Global Offering.

(F)	The Company has prepared a German sales prospectus (Verkaufsprospekt) relating to the Offered Shares to be offered in the Global Offering. In addition, the Company has prepared a preliminary U.S. Prospectus and will prepare a final U.S. prospectus incorporating a prospectus supplement required to be filed pursuant to an undertaking by the Company pursuant to Item 512(c) of Regulation S-K under the Securities Act (as defined below) relating to the Offered Shares and American Depositary Shares. The Company has further prepared a preliminary international prospectus and will prepare a final international prospectus. The German sales prospectus was approved (Billigung) by the Frankfurt Stock Exchange on , 2004.

(G)	The Company will publish on , 2004, a subscription offer (Bezugsangebot) (the “Subscription Offer”) as set out in Annex I hereto in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) as well as on , 2004 in the Frankfurter Allgemeine Zeitung as a German newspaper of record with a general circulation in Germany admitted by the stock exchange for official announcements (Börsenpflichtblatt). In accordance with the Subscription Offer, the New Shares shall be offered to existing shareholders during the period from (and including) , 2004 to (and including) , 2004 (the “Subscription Period”).

ARTICLE 1        CAPITAL INCREASE RESOLUTION

(1)	On , 2004, the Management Board resolved to increase the share capital of the Company by an amount of up to Euro [7,160,000] by issuing [7,160,000] New Shares which shall be subscribed at an issue price (Ausgabebetrag) of Euro 1.00 (the “Issue Price”) per New Share pursuant to the terms and conditions of this Agreement and the Underwriting Agreement (as defined below).

(2)	By resolution dated , 2004, the Supervisory Board approved the foregoing resolution of the Management Board. The subscription by the Global Coordinator (for the account of the several Underwriters) for the New Shares is expected to occur on or about , 2004 and the implementation of the capital increase relating to the New Shares (Eintragung der Durchführung der Kapitalerhöhung) is expected to be registered with the Commercial Register on or about , 2004.

(3)	On , 2004, the Management Board intends to resolve to increase the share capital of the Company by an amount of up to Euro [1,119,000] by issuing up to [1,119,000] New Shares, all or a portion of which shares (the “Optional Shares”, and together with the Firm Shares the “Offered Shares”; the Existing Shares and the Offered Shares being hereinafter collectively referred to as the “Shares”) shall be subscribed at the Optional Shares Issue Price (as defined below) upon exercise of an over-allotment option pursuant to the terms and conditions of this Agreement and the Underwriting Agreement (the “Over-allotment Option”). The Supervisory Board is expected to approve this resolution on , 2004.

ARTICLE 2         PREFERENTIAL SUBSCRIPTION RIGHTS OF CERTAIN SHAREHOLDERS

(1)	Approximately [ • ] Shares (corresponding to approximately [ • ]% of the Company’s share capital) are held by Altana Technology Projects GmbH. Altana Technology Projects GmbH has indicated that it intends to exercise its preferential subscription rights.

(2)	New Shares as to which the preferential subscription rights will be excluded in order to avoid a fractional subscription ratio shall be sold by the Global Coordinator and the other Underwriters in accordance with Article 4(3) below as part of the Reoffer Tranche.

ARTICLE 3        OFFER FOR SUBSCRIPTION

(1)	The Company intends to offer the New Shares through the Global Coordinator and the other Underwriters by way of an indirect preferential subscription right (mittelbares Bezugsrecht) to its existing shareholders as described in the Subscription Offer in Annex I hereto.

(2)	In accordance with the requirements of an offering by way of indirect preferential subscription rights under § 186(5) German Stock Corporation Act (Aktiengesetz), the Underwriters agree, severally and not jointly, to offer the New Shares on behalf of the Company to the existing shareholders of the Company for subscription on the terms of this Agreement and the Underwriting Agreement (as defined below). Subject to the provisions of Article 6(2) and Article 8, the Company intends to issue to the Underwriters, and the Underwriters intend, severally and not jointly, to underwrite and the Global Coordinator, in its own name but for the account of the Underwriters, intends to subscribe, the New Shares at the Issue Price. For this purpose, the parties intend to enter into an underwriting agreement on or about , 2004 (the “Underwriting Agreement”, a draft of which is attached hereto as Annex II) as described in Article 6 below. It is understood and agreed between the parties hereto that for purposes of the German legal requirements under § 186(5) German Stock Corporation Act the term “Underwriter” shall not include Pacific Growth Equities LLC, which in this respect only assumes the economic position vis-à-vis the other Underwriters and the Company in accordance with its underwriting percentage as set forth in Schedule II to the Underwriting Agreement.

(3)	The Underwriters shall neither be joint debtors nor joint creditors; there shall be no joint or fractional co-ownership in respect of Offered Shares to be subscribed for pursuant to the terms of the Underwriting Agreement.

(4)	The subscription price per Share (Bezugspreis) (the “Subscription Price”) at which the New Shares (except for the New Shares for which Preferential Subscription Rights have been excluded to avoid a fractional subscription ratio) shall be offered to Existing Shareholders shall be determined by the Company at the latest by [12:00 p.m. (noon)(Frankfurt time)] on , 2004. The subscription price will lie between or at (x) the volume-weighted average price of the shares from the beginning of the subscription period until the determination of the subscription price and (y) the current market price of the Company’s shares at the time of the determination of the subscription price. In determining the subscription price, the Company will, among other things, consider current market conditions and the preliminary results of the bookbuilding process contemplated for the Shares to be offered in the Global Offering. The subscription price will be published through electronic media (Reuters) immediately after being determined and in the electronic version of

the German Federal Gazette on the first practicable date after determination, at the latest on                     , 2004. As soon as practicable after determination, the subscription price also will be published in the Frankfurter Allgemeine Zeitung and The Wall Street Journal and made available over the Internet at http://www.gpc-biotech.com.

(5)	The parties hereto agree that the preferential subscription rights of existing shareholders for the New Shares shall be included for trading at the Frankfurt Stock Exchange. WestLB AG shall act as Rights Coordinator and shall in this capacity coordinate, on behalf of the Underwriters and subject to applicable law, the regulation and trading of the preferential subscription rights, including the determination of the daily fixed price of the subscription rights and the appropriate measures to provide liquidity for an orderly trading of the subscription rights.

(6)	Application has been made to have (i) the New Shares admitted to trading on the Regulated Market (geregelter Markt) segment as well as to the subsector of the Market with further post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and (ii) the ADSs listed on the Nasdaq National Market.

ARTICLE 4        PUBLIC OFFER AND PRIVATE PLACEMENT OF REOFFER SHARES; PRICING AGREEMENT

(1)	Subject to the provisions set out in Articles 6 and 8 below and in accordance with the requirements of the German Stock Corporation Act, all Reoffer Shares will be placed, together with the Old Shares and, to the extent the Over-allotment Option is exercised, the Optional Shares, by the Underwriters to domestic and international investors in a bookbuilding process through public offerings in Germany and the United States as well as through private placements outside of Germany and the United States (the “Reoffer Tranche”).

(2)	On or about , 2004, the parties hereto expect to enter into a pricing agreement (the “Pricing Agreement”); such Pricing Agreement shall set forth, inter alia, the price for the Shares and ADSs to be placed in the Reoffer Tranche (the “Reoffer Price”) and the number of Old Shares and other Offered Shares being sold at such price. In addition, it shall set forth the price at which, to the extent the Over-Allotment Option is exercised, the Optional Shares shall be subscribed for by, and issued to, the Global Coordinator on behalf of the Underwriters, which price shall be the Reoffer Price (the “Optional Shares Issue Price”).

(3)	The Company will instruct and authorize the Underwriters, subject to the execution of the Underwriting Agreement and the Pricing Agreement, to place the Reoffer Shares and the Optional Shares, if any, at the Reoffer Price.

ARTICLE 5        REPRESENTATIONS AND UNDERTAKINGS OF THE COMPANY

(1)	The Company represents to the Underwriters that:

(a)	since January 1, 2004 through the date of this Agreement, all information published by the Company in accordance with reporting requirements and stock exchange and other securities laws and rules and regulations of any competent government, regulatory or stock exchange authority applicable to it and its securities was at the time it was published, accurate in all material respects and not misleading in any material respect and at that time there were no other facts the omission of which would have made any such statements in any material respect misleading or would require the Company to correct any false or misleading information so given, and the Company has complied in all material respects with all reporting requirements under stock exchange and other securities laws and rules and regulations of any competent government, regulatory or stock exchange authority applicable to it and its securities; and

(b)	the Company and its subsidiary, taken together, have not sustained since the date of the Company’s most recent audited financial statements included in its annual report for the year ended December 31, 2003 (the “Annual Report”) any loss or interference with its business from fire, flood, explosion, earthquake or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action or decree, which loss or interference is materially adverse to the Company and its subsidiary taken together, otherwise than as set forth in the Annual Report, and, since the date as of which information is given in the Annual Report, there has not been any change in the share capital of the Company or any material increase in consolidated long-term debt of the Company and its subsidiary, taken together, or any material adverse change in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiary, taken together, in all of the above cases otherwise than as set forth or contemplated in the Annual Report or disclosed in the due diligence process as of the date hereof (except where such information would have had to be disclosed to the public under applicable law or regulation and was not disclosed), that individually or in the aggregate has had or is reasonably likely to have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company and its subsidiary, taken together.

(2)	The Company undertakes:

(a)	To prepare the offer documents legally required for the public offerings of the Offered Shares in the Federal Republic of Germany and the United States and in respect of the Global Offering contemplated in Article 4.

(b)	To make available certain members of senior management to participate in roadshows to be scheduled to facilitate the Global Offering.

(c)	To inform the Global Coordinator promptly of any issues that may be material in the context of the offering.

(d)	Not to take, from the date hereof until 30 days following the closing of the Global Offering, directly or indirectly, any action which was or is designed to result in the stabilization or manipulation of the price of the Offered Shares or any other security of the Company or any instrument evidencing rights to Offered Shares or any such other security, or any action on the capital markets which results in such stabilization or manipulation or which might reasonably be expected to have such result. Without affecting the foregoing sentence, the Company will, in connection with the Global Offering, comply with the requirements set forth in the Regulation regarding the Prohibition against Market Manipulation (Verordnung zur Konkretisierung des Verbotes der Kurs- und Marktpreismanipulation)

under the German Securities Trading Act, inter alia with respect to the disclosure and publication requirements under § 9 of such Regulation.

ARTICLE 6         SIGNING OF UNDERWRITING AGREEMENT

(1)	On or prior to , 2004, the Company and the Underwriters will jointly review the order book established in the course of the bookbuilding process for the Reoffer Tranche as well as the size of subscription declarations for the New Shares. Subject to this review and the provisions in subsection (2) and Article 8 below, the Company and the Underwriters intend to enter into the Underwriting Agreement on or about , 2004.

(2)	This Agreement does not constitute an agreement to underwrite the Global Offering or to enter into any other agreement providing for the Global Offering. The contractual arrangements in connection with the Global Offering will be reflected in the Underwriting Agreement. The Company and the Selling Shareholders will have no obligation to sell, and the Underwriters will have no obligation to buy, any securities except upon signing by all relevant parties of the Underwriting Agreement or as provided for in Article 8(2) below. The execution of the Underwriting Agreement will be subject in complete discretion to, inter alia, mutual agreement as to the underwriting documentation and terms, satisfactory completion of due diligence, the respective internal approval processes and market conditions.

(3)	Subsequent to the signing of the Underwriting Agreement, this Agreement shall automatically terminate and the relationship between the parties hereto shall be governed exclusively by the Underwriting Agreement and not by this Agreement.

ARTICLE 7         UNDERWRITING FEES

The fees payable to the Underwriters in the Global Offering shall be 6.5% of the Subscription Price or the Reoffer Price, as the case may be, per Offered Share (the “Underwriters’ Fee”).

ARTICLE 8         TERMINATION OF AGREEMENT

(1)	The Global Coordinator may, on behalf of the Underwriters and by notice to the Company, at any time prior to the signing of the Underwriting Agreement terminate this Agreement, if (i) a Material Adverse Change has occurred or becomes known to the Global Coordinator following the date of this Agreement, or (ii) any other event has occurred which in the judgment of the Global Coordinator makes it impractical or inadvisable to proceed with the Global Offering as contemplated in this Agreement, including that the review of the order book reveals that the Firm Shares may not entirely be placed to investors. For purposes of this Article 8, a “Material Adverse Change” means any of the following events:

(a)	(i) The Company or its subsidiary, taken together, has sustained since the date of the latest audited financial statements included in the German sales prospectus, the U.S. preliminary prospectus and the preliminary international prospectus (together the “Offering Documents”) a loss or interference with its business from fire, explosion, flood or other calamity (whether or not covered by insurance), or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Documents; or (ii) since the respective dates as of which information is given in the Offering Documents, there has been any change to the share capital (Grundkapital) or long-term debt of the Company or its subsidiary or any change, or any development involving a prospective change, in or affecting the general affairs, business, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiary, otherwise than as set forth or contemplated in the Offering Documents, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Global Coordinator so material and adverse as to make it impractical or inadvisable to proceed with the offering or the delivery of the Offered Shares or ADSs on the terms and in the manner contemplated in the Offering Documents; or

(b)	There has occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the Frankfurt Stock Exchange, the New York Stock Exchange or Nasdaq National Market; (ii) a suspension or material limitation in trading in the Company’s securities on the Frankfurt Stock Exchange; (iii) a general moratorium on banking activities in Frankfurt, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the Federal Republic of Germany, the United Kingdom or the United States; (iv) a change or development involving a prospective change in German taxation affecting the Company, the Shares or ADSs of the Company or the transfer thereof or the imposition of exchange controls by the Federal Republic of Germany or the United States; (v) the outbreak or escalation of hostilities involving the Federal Republic of Germany, the United Kingdom or the United States or the declaration by the Federal Republic of Germany, the United Kingdom or the United States of a national emergency or war or (vi) the occurrence of any acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the Federal Republic of Germany, the United Kingdom or the United States or elsewhere, if, in the case of the effect of any such event specified in clause (iv), (v) or (vi) in the judgment of the Global Coordinator makes it impractical or inadvisable to proceed with the Global Offering or the delivery of the Offered Shares or ADSs on the terms and in the manner contemplated in the Offering Documents.

(2)	In the event holders of preferential subscription rights have validly exercised their rights during the Subscription Period, the termination of this Agreement shall to the extent of such exercise be deemed to have not occurred and the rights and obligations of the parties hereto shall to such extent remain unaffected by the termination. If this Agreement is terminated prior to , 2004 but existing shareholders request to subscribe New Shares upon the exercise of preferential subscription rights, the Underwriters shall fulfill such request and pay the proceeds (less the Issue Price already paid in relation to such Shares, expenses as described in subsection (3) below and the respective fees pursuant to Article 7 above) to the Company.

(3)	Notwithstanding subsection (2) above, upon the termination of this Agreement, no party shall be under any liability to any other in respect of this Agreement, except that the Company shall be obligated to reimburse the Underwriters for their reasonable out-of-pocket expenses (including legal fees) incurred prior to the date of termination.

(4)	In the event that the Subscription Period for the Rights Offering does not commence by , 2004, this Agreement shall terminate.

(5)	Any other termination rights arising under statutory law shall not be affected by the provisions of this Article 8.

ARTICLE 9         COMMUNICATIONS

(1)	All communications given hereunder shall be given by letter or telefax.

(2)	Subject to written notes of change of address, all communications hereunder shall be given to the following addresses:

(a)	If to the Underwriters:

Goldman, Sachs & Co. oHG

Messeturm

Friedrich-Ebert-Anlage 49

60308 Frankfurt am Main

Fax: +49-69-7532-2800

Attention: General Counsel

(b)	If to the Company:

GPC Biotech AG

Fraunhoferstraße 20

82152 Martinsried/München

Attention: Dr. Mirko Scherer

Telefax: +49 89 8565 2610

with a copy to:

Brent Hatzis-Schoch

101 College Road East

Princeton, NJ 08540

USA

Fax: +1 609 524 1049

(3)	The Global Coordinator shall be authorized to make or receive any statement or declaration in connection with this Agreement in the name and on behalf of the Underwriters. The Global Coordinator shall be released from the restrictions set forth in § 181 BGB (German Civil Code).

ARTICLE 10         GOVERNING LAW AND JURISDICTION

(1)	This Agreement shall in all respects be governed by and construed in accordance with German law.

(2)	Place of performance for the obligations for all parties hereto shall be Frankfurt am Main.

(3)	The non-exclusive place of jurisdiction for any action or other legal proceeding arising out of or in connection with this Agreement is the district court (Landgericht) in Frankfurt am Main.

ARTICLE 11         MISCELLANEOUS

Should any provision of this Agreement be or become invalid in whole or in part, the other provisions of this Agreement shall remain in force. Any invalid provision shall be deemed replaced by a valid provision which accomplishes as far as legally possible the economic effects of the invalid provision. After the execution of the Underwriting Agreement, this Agreement shall terminate and its terms shall be replaced by the terms of the Underwriting Agreement.

This Agreement has been entered into on the date first above written.

GPC BIOTECH AG

By:

By:

GOLDMAN, SACHS & Co. oHG

By:

LEHMAN BROTHERS INTERNATIONAL (Europe)

By:

WESTLB AG

By:

By:

PACIFIC GROWTH EQUITIES, LLC

By:

Annex I

Subscription Offer

Annex II

Draft Underwriting Agreement